                                                                EXHIBIT 9 (g)(i)

                  FINANCIAL SERVICES ACQUISITION CORPORATION
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                          December 31,      December 31,
                                             1995              1996
                                             ----              ----

ASSETS

Cash and cash equivalents                 $27,013,350       $18,231,926

Restricted cash (Note 15)                   1,785,490         1,968,851

Commissions receivable                     18,502,261        18,558,643

Equity in affiliated companies              2,951,864         2,756,741

Receivable from clearing firm               1,592,650         2,200,062

Deposits with clearing organizations        2,076,302         7,181,992

Securities owned                                              8,751,276

Receivable from broker-dealers and
  customers                                                   9,042,613

Prepaid expenses and other assets           6,944,925         6,177,118

Deferred tax asset                          5,520,348         6,662,193

Furniture, equipment and leasehold
  improvements                             13,264,743        13,624,500

Intangible assets                           2,426,809         2,016,800
                                          -----------       -----------

     Total assets                         $82,078,742       $97,172,715
                                          ===========       ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                   FINANCIAL SERVICES ACQUISITION CORPORATION
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                   (CONTINUED)

                                                       December 31,              December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                       1995                     1996
------------------------------------                   -------------             ------------
Liabilities:
   Short-term borrowings                               $                         $  9,688,983
   Accounts payable and accrued liabilities               16,001,920               17,336,032
   Accrued compensation payable                           15,998,721               22,973,060
   Income taxes payable                                    7,328,244                1,804,543
   Obligations under capitalized leases                    2,284,806                1,428,764
   Securities sold, not yet purchased                                               1,724,531
   Payable to broker-dealers and customers                                          1,826,250
   Deferred taxes payable                                    692,024                  719,324
   Notes payable                                           7,880,032                7,379,762
                                                       -------------             ------------

                                                          50,185,747               64,881,249
                                                       -------------             ------------
   Minority interest in consolidated subsidiaries            501,731            (     159,408)
                                                       -------------             ------------

Commitments and contingencies
   (Notes 15 and 16)

Stockholders' equity (Note 13):
  Preferred stock, at December 31, 1995, none authorized, at December 31, 1996, $.001 par value, 1,000,000 shares authorized, none outstanding

  Common stock, at December 31, 1995, Class A
    $.01 par value; 2,000,000 shares authorized,
    none outstanding, Class B $.001 par value,
    2,000,000 shares authorized, 1,671,290
    outstanding; at December 31, 1996, $.001 par
    value, 30,000,000 shares authorized,
    9,011,295 outstanding                                       4,258                    9,011
  Additional paid-in capital                               48,193,040               33,533,806
  Treasury stock at cost                               (   10,177,107)
  Accumulated deficit                                  (    7,251,041)          (    3,546,081)
  Notes receivable from stockholders                   (    2,243,709)
  Foreign translation adjustment                            2,865,823                2,454,138
                                                        -------------            -------------
    Total stockholders' equity                             31,391,264               32,450,874
                                                        -------------            -------------

    Total liabilities and stockholders'                 $  82,078,742            $  97,172,715
       equity                                           =============            =============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   FINANCIAL SERVICES ACQUISITION CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                             For the Year Ended
                                          December 31,           December 31,           December 31,
                                             1994                   1995                   1996
                                         -------------         -------------          -------------
Revenue:
  Commission income                      $ 144,586,661         $ 171,576,327          $ 178,109,899
  Interest income                            1,090,789             1,462,744              1,801,442
  Other income                                 697,522               732,347                582,729
                                         -------------         -------------          -------------
                                           146,374,972           173,771,418            180,494,070
                                         -------------         -------------          -------------

Costs and expenses:
  Payroll and related costs                 96,207,365           110,915,257            115,536,731
  Communication costs                       15,633,010            17,187,573             18,288,441
  Travel and entertainment                  10,493,903            10,224,384             11,355,183
  Occupancy costs                            5,640,070             5,854,525              6,539,150
  Depreciation and
    amortization                             4,248,181             4,568,164              4,734,101
  Clearing fees                              3,647,556             3,777,710              4,411,515
  General, administrative
    and other expenses                       7,355,734             7,845,403              8,887,562
  Interest expense                           1,635,547               775,077                693,132
                                         -------------         -------------          -------------

                                           144,861,366           161,148,093            170,445,815
                                         -------------         -------------          -------------

Income before provision for income
    taxes and minority interest              1,513,606            12,623,325             10,048,255

Provision for income taxes                   3,333,989             7,393,196              6,650,606
                                         -------------         -------------          -------------

Income (loss) before minority
    interest                            (    1,820,383)            5,230,129              3,397,649
Minority interest in consolidated
    subsidiaries                        (      250,480)       (    1,767,854)               307,311
                                         -------------         -------------          -------------

Net income (loss)                       ($   2,070,863)        $   3,462,275          $   3,704,960
                                         =============         =============          =============

Pro forma common shares outstanding
(Note 1)                                                           9,011,295              9,011,295

Pro forma earnings per share (Note 1)                                  $.38                   $.41

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  FINANCIAL SERVICES ACQUISITION CORPORATION
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                                 Notes
                                         Additional                                            receivable     Foreign
                                 Common    paid-in      Treasury    Accumulated      EBIC        from       translation
                                 stock     capital       stock        deficit      warrants   stockholders  adjustment     Total
                                 ------  -----------  -----------   -----------   ----------  ------------  ----------- -----------
Balance at December 31, 1993     $3,348  $18,442,515  ($3,623,839)  ($8,642,453)  $5,141,145  ($3,720,351)  $2,787,302  $10,387,667
Retirement of warrants                     5,141,145                              (5,141,145)
Net loss                                                             (2,070,863)                                         (2,070,863)
Acquisition of treasury stock                          (6,553,268)                                                       (6,553,268)
Issuance of common stock, net of
 expenses                           910   24,616,526                                                                     24,617,436
Repayment of stockholder notes                                                                  1,436,465                 1,436,465
Foreign translation adjustment                                                                                 244,560      244,560
                                 ------  -----------  -----------   -----------   ----------  -----------   ----------  -----------
Balance at December 31, 1994      4,258   48,200,186  (10,177,107)  (10,713,316)               (2,283,886)   3,031,862   28,061,997
Net income                                                            3,462,275                                           3,462,275
Expenses relating to acquisition
 of common stock                              (7,146)                                                                        (7,146)
Repayment of stockholder notes                                                                     40,177                    40,177
Foreign translation adjustment                                                                                (166,039)    (166,039)
                                 ------  -----------  -----------   -----------   ----------  -----------   ----------  -----------
Balance at December 31, 1995      4,258   48,193,040  (10,177,107)   (7,251,041)               (2,243,709)   2,865,823   31,391,264
Retirement of treasury stock     (2,587) (10,174,520)  10,177,107
Net income                                                            3,704,960                                           3,704,960
Foreign translation adjustment                                                                                (411,685)    (411,685)
Recapitalization in connection
 with the Merger (See Note 1)
  Retirement of EBIC stock       (1,671)       1,671
  Issuance of shares to EBIC
   shareholders (Note 13)         9,011   18,234,239                                                                     18,243,250
  Cash consideration paid to
   EBIC shareholders                     (21,955,012)                                                                   (21,955,012)
  Repayment of stockholder
   notes                                                                                        2,243,709                 2,243,709
  EBIC expenses incurred in
   connection with Merger                   (765,612)                                                                      (765,612)
                                 ------  -----------  -----------   -----------   ----------  -----------   ----------  -----------
Balance at December 31, 1996     $9,011  $33,533,806  $             ($3,546,081)  $           $             $2,454,138  $32,450,874
                                 ======  ===========  ===========   ===========   ==========  ===========   ==========  ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   FINANCIAL SERVICES ACQUISITION CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                For the
                                                                                               Year Ended
                                                                       December 31,            December 31,            December 31,
                                                                          1994                    1995                    1996
                                                                       ------------            ------------           ------------
Cash flows from operating activities:
     Net income (loss)                                                ($ 2,070,863)            $ 3,462,275            $ 3,704,960
     Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
       Depreciation and amortization                                     4,248,181               4,568,164              4,734,101
       Provision for doubtful accounts                                (    196,300)           (     48,956)          (     45,361)
       Gain on sale of exchange memberships                           (    490,000)           (     14,000)
       Undistributed earnings of affiliates                           (    137,775)           (    537,571)          (    636,148)
       Minority interest in consolidated subsidiaries                 (     55,416)                  9,249           (    635,630)
       Imputed interest expense                                            120,806                 129,358                106,287
       Amortization of deferred expenses                                    12,031                   5,269                  1,457
       Deferred income taxes                                             1,971,504            (  4,522,662)          (  1,055,635)
     Change in assets and liabilities:
       Decrease (increase) in commissions receivable                     1,894,546            (  1,654,378)               644,622
       (Decrease) increase in receivable from clearing firm           (  1,155,733)                852,110           (    607,412)
       Increase in deposits with clearing organizations                                       (  1,877,041)          (  5,092,794)
       (Increase) decrease in securities owned                        (    967,500)                967,500           (  8,751,276)
       Increase in receivable from broker-dealers and customers                                                      (  9,042,613)
       Decrease (increase) in prepaid expenses and other assets          2,398,411            (    478,684)             1,184,235
       Increase in short-term borrowings                                                                                9,688,983
       Increase (decrease) in accounts payable and accrued
           liabilities                                                   1,173,089            (    243,403)               569,448
       (Decrease) increase in accrued compensation payable            (  7,887,478)              5,552,106              6,231,912
       Increase (decrease) in securities  owned, not yet purchased       1,280,000            (  1,280,000)             1,724,531
       Increase in payable to broker-dealers and customers                                                              1,825,650
       (Decrease) increase in income taxes payable                    (  1,345,847)              5,494,722           (  5,555,680)
                                                                       -----------             -----------            -----------
           Net cash (used in)  provided by operating activities       (  1,208,344)             10,384,058           (  1,006,363)
                                                                       -----------             -----------            -----------

Cash flows from investing activities:
       Purchase of fixed assets                                       (  4,340,179)           (  2,059,449)          (  4,030,004)
       Net sale of short-term investments                                2,957,056
       Investment in equity affiliates                                      36,885            (     93,745)               113,070
       Net (purchase) sale of exchange memberships                       1,661,000            (     25,000)
                                                                       -----------             -----------            -----------
           Net cash provided by (used in) investing activities             314,762            (  2,178,194)          (  3,916,934)
                                                                       -----------             -----------            -----------

                                      F-8

                  FINANCIAL SERVICES ACQUISITION CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (continued)

                                                                   For the Year Ended
                                                      December 31,    December 31,    December31,
                                                          1994            1995           1996
                                                      ------------    ------------    ------------
Cash flows from financing activities:
  Repayment of notes payable                                              (2,037,502)     (1,027,396)
  Repayment of subordinated note payable                 (17,660,000)
  Issuance of common stock, net of expenses                1,617,436          (7,146)
  Issuance of secured demand note                         23,000,000
  Decrease in obligations under capitalized leases          (119,010)       (507,946)     (1,001,529)
  Acquisition of treasury stock                           (5,221,260)
  Issuance of shares in connection with Merger                                            18,243,250
  EBIC expenses incurred in connection with Merger                                          (765,612)
  Cash merger consideration paid to EBIC shareholders                                    (21,955,012)
  Increase in minority shareholders                                                          (25,001)
  Repayments of notes receivable from stockholders           105,676          40,177       2,243,709
                                                        ------------    ------------    ------------
Net cash provided by (used in) financing activities        1,722,842      (2,512,417)     (4,287,591)
                                                        ------------    ------------    ------------
Effect of exchange rate changes on cash                      233,079         (35,370)        429,464
                                                        ------------    ------------    ------------
Net increase (decrease)in cash and cash equivalents        1,062,339       5,658,077      (8,781,424)
Cash and cash equivalents at beginning of year            20,292,934      21,355,273      27,013,350
                                                        ------------    ------------    ------------
Cash and cash equivalents at end of year                $ 21,355,273    $ 27,013,350    $ 18,231,926
                                                        ============    ============    ============

Supplemental disclosures of cash flow information:

  Interest paid                                         $  1,736,028    $    650,007    $    616,750
  Income taxes paid                                        2,828,794         881,875      12,070,364

Supplemental disclosure of non-cash activities:

  Reduction of notes receivable from stockholders in
    connection with acquisition of treasury stock       $  1,330,789
  Conversion of secured demand note to equity             23,000,000


             The accompanying notes are an integral part of these
                      consolidated financial statements.

                  FINANCIAL SERVICES ACQUISITION CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1995 AND DECEMBER 31, 1996


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Financial Services Acquisition Corporation (the "Company") was incorporated in Delaware on August 18, 1994 with the objective of acquiring or merging with an operating business in the financial services industry. To this end, the Company consummated an initial public offering in December 1994 and raised net proceeds of approximately $20 million.

On March 8, 1996, the Company entered into a merger agreement to acquire Euro Brokers Investment Corporation ("EBIC"), a privately-held international and domestic inter-dealer broker for a broad range of financial instruments, pursuant to which a newly-formed, wholly-owned subsidiary of the Company would merge (the "Merger") with and into EBIC. The Merger was consummated on August 16, 1996. Pursuant thereto, each outstanding share of EBIC common stock was converted into the right to receive, after giving effect to certain adjustments and subject to certain escrow arrangements, approximately (i) 2.70 shares of the common stock, $.001 par value ("Common Stock"), of the Company (approximately 4,505,666 shares in the aggregate), (ii) 4.53 of the Company's Series B redeemable common stock purchase warrants (approximately 7,566,666 warrants in the aggregate) and $13.14 in cash (approximately $22 million in the aggregate).

In connection with and immediately following the Merger, the Company also consummated an exchange with the holders of its outstanding options, issued in connection with the 1994 initial public offering, to acquire 333,333 units of the Company (each unit consisting of one share of Common Stock and two warrants). In the exchange, all such unit purchase options were acquired by the Company for an aggregate consideration consisting of 225,000 newly issued shares of Common Stock.

EBIC, incorporated in December 1986, through its subsidiaries and affiliates, is primarily an inter-dealer broker of money market instruments, derivative products and selected securities, with offices in major financial centers, including New York, London and Tokyo, and correspondent relationships with other brokers throughout the world. EBIC and its affiliates comprise substantially all of the Company's business and assets.

The Merger has been accounted for as a recapitalization of EBIC, with the issuance of shares by EBIC for the net assets of the Company. The historical assets and liabilities of the Company and EBIC have been combined and reflected in the statement of financial condition at their respective book values. The consolidated results of operations and financial position of the Company for periods and dates prior to the Merger are the consolidated historical results of operations and financial position of EBIC and its subsidiaries and affiliates for such periods and dates. Pro forma number of shares outstanding and related pro forma earnings per share information have been presented as if all shares to be issued in the Merger had been issued as of January 1, 1995 (See Note 13) and all such shares were outstanding for the merged and recapitalized entity since that date.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and other entities over which it exercises control. All significant intercompany balances and transactions have been eliminated. Investments in unconsolidated affiliates where the Company may exercise significant influence over operating and financial policies have been accounted for using the equity method. Earnings from investments accounted for under the equity method have been reflected as other income in the statement of operations.

Revenue recognition:

Commission income is recognized on a trade date basis.

Securities transactions:

Securities transactions are recorded on a trade date basis.

Securities owned and securities sold but not yet purchased are carried at market value with unrealized gains and losses reflected in income.

Gains on securities transactions of approximately $333,000 for the year ended December 31, 1996 have been included in other income in the Consolidated Statement of Operations.

Furniture, equipment and leasehold improvements:

Depreciation of furniture and equipment is computed on a straight line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the terms of the related leases or estimated useful lives of the improvements, whichever period is shorter.

Exchange memberships:

The Company carries its exchange memberships at cost. At December 31, 1995 and 1996, the market value of these memberships approximated cost.

At December 31, 1995 and 1996, the cost of such memberships aggregated $140,000 and has been included in prepaid expenses and other assets.

Intangible assets:

Intangible assets principally include the values assigned to customer lists and are being amortized on a straight line basis over their estimated useful lives, which approximate 15 years. Accumulated amortization of intangible assets aggregated $6,756,592 and $7,166,596 at December 31, 1995 and 1996,
respectively.

The Company has a policy of reviewing the carrying value of intangible assets to consider whether events or changes in circumstances have occurred - such as the loss of significant customers, a significant change in the revenues received from customers or a significant change in the nature of the brokerage business - which would indicate that the carrying amount of such assets may not be recoverable, in which case the Company would evaluate the estimated future cash flows expected to result from the asset. Should the expected future cash flows be less than the carrying amount of the asset, an impairment loss would be recognized to the extent that the carrying value exceeds the fair value of the assets. There have been no impairment losses with respect to intangible assets.

Foreign currency translation:

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year; revenues and expenses are translated at average rates for the year.

Gains and losses on foreign currency translation of the financial statements of operations whose functional currency is other than the U.S. dollar, together with related hedges and tax effects, are reflected in the foreign translation adjustment account in stockholders' equity. Foreign currency exchange gains and losses from transactions and balances denominated in a currency other than the related operating subsidiary's functional currency are recorded in income.

Fair value of financial instruments:

The Company's securities owned and securities sold, not yet purchased are carried at market value. Additionally, off-balance sheet financial instruments are valued at market with unrealized gains and losses recorded in the financial statements.

Management estimates that the aggregate net fair value of other financial instruments recognized on the statement of financial condition (including cash equivalents, commissions and other receivables, and notes payable) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates, or, in the case of notes payable, bear interest at rates which management believes are comparable to current rates which could be obtained in similar financings.

Income taxes:

The Company and its subsidiaries account for certain income and expense items in a period different from that reported for tax purposes. The tax effects of transactions are generally recognized in the financial statements in the same period as the related items of income and expense, regardless of when they are recognized for tax purposes.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- ACQUISITION AND SALE OF BUSINESS:

During 1996, the Company's 51% owned Hong Kong subsidiary, Yagi Euro (Hong Kong) Limited ("YEHK") entered into a joint venture with Martin Brokers (Hong Kong) Limited ("Martins") whereby YEHK contributed its business and substantially all of its net assets to the joint venture in exchange for 57.5% of the common stock of the joint venture and a note. Martins also contributed its business and net assets in exchange for 42.5% of the common stock and notes. The Company's financial statements include the accounts of the joint venture on a consolidated basis and, at December 31, 1996, include notes payable aggregating approximately $1,100,000 that were issued to minority shareholders in connection with the transaction. As described in Note 19, YEHK sold its interest in the joint venture to Martins in February 1997.

NOTE 4- CASH AND CASH EQUIVALENTS:

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

NOTE 5- COMMISSIONS RECEIVABLE:

Commissions receivable are reflected in the statement of financial condition net of allowances for doubtful accounts of $471,100 and $434,400 at December 31, 1995, and 1996, respectively.

NOTE 6- RELATED PARTY TRANSACTIONS:

The Company incurred interest expense which was in respect of debt payable to its then majority shareholder aggregating $789,200 for the year ended December 31, 1994. All such debt was repaid during 1994.

Prepaid expenses and other assets include loans to employees aggregating $2,317,500 and $1,526,000 at December 31, 1995 and 1996, respectively. Such loans generally bear interest at the prime rate and are short term in nature.

NOTE 7- EQUITY IN AFFILIATED COMPANIES:

The Company's equity in affiliated companies principally consists of a 15%

equity interest in Yagi Euro Corporation ("Yagi Euro"), which operates the business of a broker of money market, foreign exchange and derivative products in Tokyo and is 85% owned by Yagi Tanshi Company, Limited.

In addition, in 1994 the Company entered into a partnership arrangement with Yagi Euro to broker certain derivative products in Tokyo. The results of such business are consolidated in the Company's financial statements and Yagi Euro's approximately 50% interest in the related profit or loss is presented as minority interest.

The Company's investments in equity affiliates are as follows:

                                                 December 31,      December 31,
                                                     1995              1996
                                                 ------------      ------------
             Yagi Euro                           $  2,794,211      $  2,604,439
             Other                                    157,653           152,302
                                                 ------------      ------------
                                                 $  2,951,864      $  2,756,741
                                                 ============      ============


Summarized financial information for Yagi Euro is as follows:

                                                 December 31,      December 31,
                                                     1995              1996
                                                 ------------      ------------
             Total assets                        $ 21,740,692      $ 20,729,326
             Total liabilities                      3,266,547         3,366,396
             Revenues                              14,310,972        10,169,693
             Net income                             2,735,871         1,296,149


NOTE 8 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements are summarized below:

                                                 December 31,      December 31,
                                                     1995              1996
                                                 ------------      ------------
             Furniture and telephone equipment   $ 11,512,903      $ 13,579,847
             Leasehold improvements                 6,329,807         6,865,342
             Computer and related equipment         7,265,569        10,193,793
             Automobiles                            3,113,004         2,156,887
                                                 ------------      ------------
                                                   28,221,283        32,795,869
             Less- Accumulated depreciation
                    and amortization             ( 14,956,540)     ( 19,171,369)
                                                 ------------      ------------
                                                 $ 13,264,743      $ 13,624,500
                                                 ============      ============

NOTE 9 - OBLIGATIONS UNDER CAPITALIZED LEASES:

The Company has purchased automobiles and telecommunications equipment under capitalized leases. The lease terms generally do not exceed three years. The following is a schedule of future minimum lease payments under capitalized leases together with the present value of the net minimum lease payments as of December 31, 1996:

         For the Year Ending December 31,
         1997                                   $  829,638
         1998                                      627,705
         1999                                      162,745
                                                ----------
         Total net minimum lease payments        1,620,088

         Less: amount representing interest        191,324
                                                ----------
         Present value of net minimum
          lease payments                        $1,428,764
                                                ==========

The gross amount of assets under capitalized leases are $3,361,700 and $2,435,700 at December 31, 1995 and 1996, respectively. Such amounts are principally automobiles and are included in furniture, equipment and leasehold improvements on the statement of financial condition.

The charges to income resulting from the amortization of assets recorded under capitalized leases were approximately $681,200, $644,700 and $520,200 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 10 - NOTES PAYABLE:

Notes payable at December 31, 1995 and 1996 primarily represent convertible purchase price notes which were issued in December 1986 in connection with the acquisition of the predecessor businesses of EBIC and bear interest at a stated rate of 6-1/8% per annum. The conversion feature expired on November 30, 1993.

The notes are due in equal annual installments each November 30 from 1995 through 1999. The notes have been adjusted for financial reporting purposes to reflect imputed interest at fair market rates at the time of issuance of 7.71%. The notes are subordinated to the claims of financial institutions to a maximum aggregate amount of $10,000,000. Approximately 54% and 57% of the reported balance of the purchase price notes was denominated in British pounds sterling at December 31, 1995 and 1996, respectively.

Notes payable at December 31, 1996 also included notes issued by the Company's Hong Kong joint venture to minority shareholders in connection with the formation of the joint venture. In February 1997 the Company sold its interest in the joint venture, (See Note 19) and, accordingly, the notes payable are no longer a liability of the Company.

The change in notes payable is as follows:

                                                      For the Year Ended
                                                -------------------------------
                                                December 31,       December 31,
                                                    1995               1996
                                                ------------       ------------
     Balance at beginning of year               $  9,830,284       $  7,880,032
     Repayment of principal                       (2,037,502)        (2,128,469)
     Exchange rate difference                        (42,108)           420,839
     Imputed interest                                129,358            106,287
     Issuance of note to Martin Brokers
      (Hong Kong) Limited                                             1,101,073
                                                ------------       ------------
     Balance at end of year                     $  7,880,032       $  7,379,762
                                                ============       ============


NOTE 11- EMPLOYEE BENEFIT PLANS:

The Company maintains a 401(k) defined contribution plan for the Company's U.S. operations covering substantially all salaried employees. The Company's contributions to the 401(k) plan are, subject to a maximum limit, based upon a percentage of employee contributions. Total 401(k) plan expense approximated $216,000 and $222,000 and $308,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 12 - INCOME TAXES:

Income (loss) from continuing operations before provision for income tax and minority interest was taxed under the following jurisdictions:

                                             For the Year Ended
                             --------------------------------------------------
                             December 31,       December 31,       December 31,
                                 1994               1995               1996
                             ------------       ------------       ------------
     Domestic                $  3,089,709       $  2,645,217       $ 11,570,041
     Foreign                   (1,576,103)         9,978,108         (1,521,786)
                             ------------       ------------       ------------
     Total                   $  1,513,606       $ 12,623,325       $ 10,048,255
                             ============       ============       ============

The components of the provision for income taxes are as follows:

                                             For the Year Ended
                             --------------------------------------------------
                             December 31,       December 31,       December 31,
                                 1994               1995               1996
                             ------------       ------------       ------------
     Current
       Federal               $  1,103,197       $  2,745,733       $  3,965,812
       State and local            706,747            931,547          1,968,578
       Foreign                    (76,684)         8,510,075          2,488,923
                             ------------       ------------       ------------
                                1,733,260         12,187,355          8,423,313
                             ------------       ------------       ------------

     Deferred
       Federal                    504,938         (1,946,254)          (506,338)
       State and local            411,633           (164,502)          (390,189)
       Foreign                    684,158         (2,683,403)          (876,180)
                             ------------       ------------       ------------
                                1,600,729         (4,794,159)        (1,772,707)
                             ------------       ------------       ------------
     Total                   $  3,333,989       $  7,393,196       $  6,650,606
                             ============       ============       ============

Deferred tax assets (liabilities) are comprised of the following:

                                                December 31,       December 31,
                                                    1995               1996
                                                ------------       ------------
     Assets
      Bad debt reserve                          $    161,000       $    149,500
      Amortization of leasehold
       improvements                                  221,354            294,161
      Rent reserve                                   211,830            254,535
      Deferred compensation                        4,415,679          5,583,442
      Miscellaneous reserve                          510,485            380,555
      Foreign tax credits                          2,675,017          1,990,000
      Deferred tax asset valuation
       allowance                                  (2,675,017)        (1,990,000)
                                                ------------       ------------
      Gross deferred tax asset, after
       valuation allowance                      $  5,520,348       $  6,662,193
                                                ============       ============

    Liabilities
     Depreciation                                   (447,092)           (54,164)
     Unrealized foreign exchange
      (gain) loss                                   (244,932)          (665,160)
                                                ------------       ------------
     Gross deferred tax liabilities             $   (692,024)      $   (719,324)
                                                ============       ============

The valuation allowance for deferred tax assets for the year ended December 31, 1995 was established for foreign tax credit carryforward benefits generated during 1995, due to the uncertainty regarding their realizability. The foreign tax credit carryforward will expire in the year ended December 31, 2000.

Not reflected above are the tax effects of foreign currency translation adjustments related to the hedging of foreign net investments. These tax effects are recorded directly in stockholders' equity. Such amounts recorded in stockholders' equity are tax benefit (expense) of ($370,000), $20,600 and ($272,000) in the years ended December 31, 1994, 1995 and 1996, respectively.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income from continuing operations as a result of the following differences:

                                             For the Year Ended
                             --------------------------------------------------
                             December 31,       December 31,       December 31,
                                 1994               1995               1996
                             ------------       ------------       ------------
Tax at U.S. statutory rate   $    514,626       $  4,291,930       $  3,516,889
Increase (decrease) in tax
 resulting from:

Higher effective rates on
 earnings of foreign
 operations and tax benefit
 of foreign losses not
 recognized                     1,283,444          1,847,061          1,413,660
Nondeductible meals and
 entertainment                    869,536            868,507          1,018,345
State and local taxes, net        738,131            506,259          1,025,952
Other                             (71,748)          (120,561)          (324,240)
                             ------------       ------------       ------------
                             $  3,333,989       $  7,393,196       $  6,650,606
                             ============       ============       ============

NOTE 13 - STOCKHOLDERS' EQUITY:

Preferred stock:

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by its Board of Directors. At December 31, 1996, no shares of preferred stock were issued or outstanding.

Common stock and warrants:

The Company is authorized to issue 30,000,000 shares of Common Stock. At December 31, 1996, the Company had outstanding 8,926,547 shares of Common Stock, 7,566,666 redeemable common stock purchase warrants (issued in connection with the Company's 1994 initial public offering) and 7,408,487 Series B redeemable common stock purchase warrants (issued in connection with the Merger and economically identical to the public offering warrants). Once all certificates formerly representing EBIC common stock (all of which were canceled in the Merger) are exchanged, the Company expects it will have approximately 9,011,295 shares of Common Stock and an aggregate of approximately 15,133,332 warrants outstanding. Each of the Company's outstanding warrants (both series) currently entitles the holder thereof to purchase from the Company one share of Common Stock at an exercise price of $5.00 per share. The warrants expire on November 20, 2001 and are redeemable at a price of $.01 per warrant upon 30 day's notice at any time, but only if the last sale price of the Common Stock has been at least $8.50 per share for 20 consecutive trading days ending on the third day prior to the date on which notice of redemption is given.

At December 31, 1996, the Company had 15,133,332 shares of Common Stock reserved for issuance upon exercise of all warrants and an additional 1,800,000 shares reserved for issuance upon exercise of options that have been and may be granted pursuant to the Company's 1996 Stock Option Plan (see Note 14).

Notes receivable from stockholders:

Notes receivable from stockholders of $2,243,709 at December 31, 1995, represent amounts due to the Company for the purchase of common stock of EBIC by certain of its employees. The notes all matured and were payable on demand. The notes bore interest at 5% per annum, and were collateralized by the EBIC stock purchased therewith. The notes have been reflected as a decrease to stockholders' equity.

In connection with the Merger described in Note 1, such notes have been repaid through the application of the cash Merger consideration otherwise payable to such stockholders.

NOTE 14 - STOCK OPTION PLAN:

The FSAC 1996 Stock Option Plan, as amended (the "Plan"), provides for the granting of stock options, in the form of incentive stock options ("ISOs") and non-qualified stock options, to directors, executive officers and key employees of the Company and its subsidiaries, as determined by the compensation committee of the Company's Board of Directors. Options to purchase a maximum of 1,800,000 shares of Common Stock are available under the Plan. In the case of ISOs, the duration of the option may not exceed ten years and the exercise price must be at least equal to the fair market value on the date of grant of a share of Common Stock. Employee options granted to date generally are ISOs and vest and become exercisable in equal 20% installments on each of the first five anniversaries of the date of the grant. Non-employee director options granted to date are non-qualified stock options and vest in equal 50% installments on the dates that are respectively six and twelve months following the date of grant. Under the Plan, unless otherwise determined by the compensation committee, options may only be exercised during the period of employment or service with the Company or the 30-day period thereafter (or, in the case of death, disability or retirement, the one-year period thereafter).

A summary of the Company's stock option activity follows:

                                                               Weighted average
                                              Shares            exercise price
                                             ---------         ----------------
    Outstanding at January 1, 1996                   0
    Granted                                  1,260,000              $ 5.07
                                             ---------
    Outstanding at December 31, 1996         1,260,000
                                             =========

Exercise prices for options outstanding at December 31, 1996 ranged from $5.00 to $5.50. The weighted average fair value of options granted during the year was $1.93 per share based on the value of the Common Stock at the date of grant.

Because stock options under the Plan have characteristics significantly different from those of traded options and because changes in subjective assumptions can materially affect the fair value estimated, the Company used the Black-Scholes pricing model with the following weighted average assumptions for options granted during 1996: expected volatility of 30%; risk free interest rate of 6.56% and an expected option life of five years.

The Company applies APB Opinion 25 in accounting for the Plan and, accordingly, does not recognize any compensation cost associated with the Plan in the consolidated financial statements. Had compensation costs for the Plan been determined based on the fair value at the grant dates for the options under SFAS No. 123, net income and earnings per share for the year ended December 31, 1996 would approximate the pro forma amounts indicated below:

    Net income                             As reported             $ 3,704,960
                                           Pro forma                 2,099,972

    Earnings per share                     As reported             $       .41
                                           Pro forma                       .23

NOTE 15 - COMMITMENTS:

The Company is obligated under certain non-cancelable leases for office space and telecommunication services.

The Company has executed various operating leases in respect of premises, which contain escalation clauses for base rent, maintenance, electricity and real estate tax increases.

At December 31, 1996, the Company had the following commitments under long-term non-cancelable operating leases:

    For the Year Ending December 31, 1996                      $  9,445,795
    1997                                                          4,832,234
    1998                                                          4,047,982
    1999                                                          3,946,044
    2000 and thereafter                                          18,032,138
                                                               ------------
    Total minimum lease payments                               $ 40,304,193
                                                               ============

The Company has pledged (pound)1,150,500 in cash with a bank in respect of a guarantee of its London premises lease. This amount has been reflected as restricted cash in the statement of financial condition.

NOTE 16 - CONTINGENCIES:

The Company and/or its subsidiaries are subject to various legal proceedings, arbitrations and claims that arise in the ordinary course of their businesses. Although the results of legal proceedings and arbitrations cannot be predicted with certainty, based on information currently available and established reserves, management believes that resolving these matters will not have a material adverse impact on the Company's consolidated financial condition or results of operations.

NOTE 17 - CONCENTRATION OF CREDIT RISK:

The Company has a policy of reviewing, on an ongoing basis, the credit standing of its customers, which are primarily financial institutions, as well as the credit worthiness of the clearing firm used by the Company.

Financial instruments subject to credit risk are primarily commissions receivable, which are unsecured and short-term in nature. Receivable from clearing firm represents a concentration of credit risk, and is related to securities transactions cleared primarily through one correspondent broker.

NOTE 18 - NET CAPITAL REQUIREMENTS:

The Company's U.S. broker dealer subsidiary Euro Brokers Maxcor Inc.("EBMI") is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital. EBMI has elected to use the alternative method, as permitted by the rule, which requires that EBMI maintain minimum net capital, as defined, equal to the greater of $250,000; 2% of aggregate debit items arising from customer transactions, as defined; or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and regulations thereunder. At December 31, 1996, EBMI's net capital was $11,778,015 and exceeded the minimum requirement of $250,000 by $11,528,015. In addition, a number of the Company's other subsidiaries operating in various countries are subject to capital rules and regulations issued by the designated regulatory authorities to which they are subject.


NOTE 19 - SUBSEQUENT EVENT:

On February 5, 1997 the Company's YEHK subsidiary completed the sale of its 57.5% interest in Euro Yagi Martin Limited, its joint venture in Hong Kong with Martins. The business was sold to the minority shareholder for $323,000 at a loss of $277,000, which was fully reserved at December 31, 1996.

Commission income, expenses and net loss before minority interest for Euro Yagi Martin Limited which have been reflected in the consolidated statement of operations for the year ended December 31, 1996 were $8,085,000, $9,885,000 and $1,800,000, respectively.

NOTE 20- GEOGRAPHIC DATA:

The following tables set forth, for each year in the three-year period ended December 31, 1996, summary financial information for each of the Company's principal geographic locations. United States amounts principally derive from the Company's New York office, but include the results of operations of all of its U.S.-based operations. Tokyo amounts include the consolidation of the results of operations of the Tokyo Partnership and Hong Kong amounts include the consolidation of the results of operations of the Company's Hong Kong joint venture (a 51% interest prior to June 1996 and a controlling, approximately 30% beneficial interest, during the balance of 1996). The Company's stake in the Hong Kong joint venture was subsequently sold in February 1997 as described in
Note 19. Results of operations from the Company's Australia joint venture are consolidated into the results of operations for the United Kingdom.

                                    Year Ended December 31,
                        -------------------------------------------------
                             1994              1995             1996
                        --------------    --------------   --------------
Commission income:

  United States         $   66,090,388    $   69,081,547   $   82,178,265
  United Kingdom            61,226,002        65,715,235       64,399,407
  Canada                     3,091,433         3,452,205        3,375,172
  Japan                      6,965,106        24,601,532       20,071,821
  Hong Kong                  7,213,732         8,725,808        8,085,234
                        --------------    --------------   --------------
  Total                 $  144,586,661    $  171,576,327   $  178,109,899
                        ==============    ==============   ==============

Income (loss) from operations:

  United States         $    4,301,375    $    3,021,226   $    5,045,727
  United Kingdom            (2,960,188)        2,901,237        1,452,943
  Canada                      (249,413)         (874,440)        (452,261)
  Japan                      1,140,723         6,985,361        4,919,490
  Hong Kong                   (126,387)          (16,677)      (1,385,478)
                        --------------    --------------   --------------
  Total                 $    2,106,110    $   12,016,707   $    9,580,421
                        ==============    ==============   ==============